FOR IMMEDIATE RELEASE

        TREDEGAR ACQUIRES EXXON'S PLASTIC FILM BUSINESS FOR $200 MILLION


         RICHMOND, Va., May 17, 1999 -- Tredegar Industries (NYSE:TG) announced that it has acquired the assets of Exxon Chemical Company's plastic film business for $200 million.

         The acquisition includes 350 employees and two plants in Lake Zurich, Ill., and Pottsville, Pa., that manufacture films used primarily in packaging, personal hygiene and medical markets. Over the last 12 months ending March 31, the Exxon business had revenues of $111 million and generated EBITDA (earnings before interest, taxes, depreciation and amortization) of $24.6 million. Over the same period, Tredegar's film division reported sales of $280 million and EBITDA of $64.2 million.

         Tredegar is a major producer of plastic films used in diapers and feminine hygiene products as well as a variety of other packaging, medical, industrial and agricultural markets. The company operates six film plants and a technical center in the U.S. and has plants in the Netherlands, Hungary, Brazil, Argentina and China.

         Based in Richmond, Va., Tredegar Industries is a manufacturer of plastics and aluminum extrusions. Tredegar also has interests in drug discovery, drug delivery and a variety of other emerging technologies.

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